UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Mexican Restaurants, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
59283R 104
(CUSIP Number)
Michael D. Domec, 12000 Aerospace Ave., Suite 400, Houston, TX 77034, (832) 300-5858
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	59283R 104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Michael D. Domec

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,506,219

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,506,219

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,506,219

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	APPROXIMATELY 44.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Based on 3,403,599 shares of Common Stock outstanding as of March 31, 2010.

CUSIP No.	59283R 104
Item 1. Security and Issuer.
     This Amendment No. 1 to Schedule 13D (this “Statement”) relating to Common Stock, $0.01 par value per share (“Common Stock”), of Mexican Restaurants, Inc., a Texas corporation (the “Issuer”), is being filed on behalf of the undersigned to amend the Schedule 13D (the “Schedule 13D”) as originally filed December 11, 2009. The address of the principal executive office of the Issuer is 12000 Aerospace Ave., Suite 400, Houston, TX 77034. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D. Unless specifically amended or modified hereby, the disclosure set forth in the Schedule 13D shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
     This Item 3 is amended and restated in its entirety as follows:
     Pursuant to a Stock Sale Agreement dated December 1, 2009 (the “Sale Agreement”) by and between the Reporting Person as “Buyer” and The D3 Family Fund, L.P., The D3 Family Bullfrog Fund, L.P. and the DIII Offshore Fund, L.P., collectively, as “Sellers,” the Reporting Person acquired a total of 1,392,761 shares of Common Stock of the Issuer from Sellers at a purchase price of $2 per share. The consideration paid in such purchase was from the Reporting Person’s personal funds. The aggregate purchase price paid to each Seller is set forth in the Sale Agreement set forth as Exhibit 1 to the Schedule 13D. The full text of the Sale Agreement is filed as Exhibit 1 to the Schedule 13D, is incorporated by reference in response to this Item and qualifies in its entirety the information about the Sale Agreement contained in any Item of this Statement.
     Pursuant to a Stock Sale Agreement dated March 31, 2010 (“Stock Sale Agreement”) between the Reporting Person and the Issuer, the Reporting Person acquired 113,458 shares of Common Stock from the treasury shares of the Issuer for $277,972, at a purchase price of $2.45 per share. The consideration paid in such purchase was from the Reporting Person’s personal funds.
Item 4. Purpose of the Transaction.
     This Item 4 is amended and restated in its entirety as follows:
     The Reporting Person engaged in the March 31, 2010 purchase of Common Stock to increase the Reporting Person’s investment in the Issuer and assist the Issuer in meeting its capital needs.
     The Reporting Person intends to review his investment in the Issuer on a continuing basis and may, at any time, consistent with the Reporting Person’s obligations under the federal securities laws, determine to increase or decrease his ownership of shares of the Issuer’s Common Stock through purchases or sales in the open market or in privately-negotiated transactions. The Reporting Person’s review of his investment in the Issuer will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, general economic conditions, financial and stock market conditions, the Reporting Person’s personal financial situation, need for, and availability of capital, and any other facts and circumstances which may become known to the Reporting Person regarding his investment in the Issuer. At the time of this filing, the Reporting Person has no definitive plans to purchase additional shares of Common Stock in the immediate future. However, the Reporting Person may engage in open market and/or privately-negotiated transactions in the future, may from time to time acquire additional shares of Common Stock under various benefit or compensation arrangements of the Issuer, and reserves his right to reevaluate his investment in the Issuer and to purchase additional shares or sell shares held by him.
     Except as may occur in the ordinary course of business of the Issuer, the Reporting Person has no present plans or proposals that relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in executive management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s Articles of Incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (vii) a series of securities of the Issuer being delisted from a national securities exchange or no longer being quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (ix) any action similar to any of those described above, except that the Reporting Person has commenced discussions with members of the Issuer’s board of directors, and may commence discussions with certain shareholders, with a view to influencing the slate of director nominees for the Issuer’s forthcoming annual meeting, and may develop plans to influence membership of the board of directors in the future. Notwithstanding the foregoing, the Reporting Person may, from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions and events described in this Item 4 and thus retains his right to modify his plans with respect to the transactions and events described in this Item 4, to acquire or dispose of securities of the Issuer, and to formulate plans and proposals that could result in the occurrence of any such transactions or events, subject to applicable laws and regulations.
Item 5. Interest in Securities of the Issuer.
     This Item 5 is amended and restated in its entirety as follows:
     a) The Reporting Person beneficially owns 1,506,219 shares of Common Stock, representing approximately 44.3% of the shares of the Common Stock treated as being outstanding as of March 31, 2010.
     b) As of the date of this Statement, the Reporting Person has the sole power to vote and sole dispositive power over 1,506,219 shares of Common Stock, which represents approximately 44.3% of the shares of Common Stock treated as being outstanding as of March 31, 2010.
     c) Except as disclosed in Item 3, the Reporting Person has not effected any transaction involving shares of Common Stock of the Issuer during the past 60 days.
     d) Not Applicable.
     e) Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 1, 2010

/s/ Michael D. Domec
Michael D. Domec